EXHIBIT (a)(1)(iv)

[FORM OF COVER LETTER TO ELIGIBLE OFFICERS

REGARDING THE OFFER TO EXCHANGE AND SUMMARY OF PROCEDURES]

[SYMMETRICOM, INC. LETTERHEAD]

Dear Symmetricom Stockholder:

As you are aware, some of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock. The Board of Directors is concerned that these options are not achieving the purpose for which they were intended, and has authorized the company to exchange, for shares of restricted stock, certain eligible options with exercise prices equal to or greater than $8.00 per share.

Therefore, Symmetricom is offering certain of its officers shares of restricted stock in exchange for certain of their stock options. By offering to exchange these eligible options, we hope to provide our eligible officers with the benefit of owning restricted stock that over time may have a greater potential to increase in value. In addition, we hope to create better performance incentives for our eligible officers and thereby maximize stockholder value. The shares of restricted stock would vest according to the following schedule:

100% of the shares shall vest on the five-year anniversary of the date that the restricted stock is granted. Notwithstanding the foregoing, if Symmetricom’s cumulative earnings per share (on a fully-diluted basis) for any four consecutive fiscal quarters is in the aggregate greater than or equal to $0.24 then 50% of the shares shall become fully vested; and if Symmetricom’s cumulative earnings per share (on a fully-diluted basis) for any four consecutive fiscal quarters is in the aggregate greater than or equal to $0.32 then the remaining 50% of the shares shall become fully vested. The results of a given quarter may be considered in determining whether both the $0.24 and $0.32 targets have been attained, but the results of no more than two such quarters may be so counted. The first quarter to be taken into account for these targets will be the fiscal quarter ending September 30, 2003. As a result, the earliest that the shares of restricted stock may become 100% vested as a result of the earnings per share targets described above will be in connection with the release of earnings for the fiscal quarter ended December 31, 2004.

Enclosed is a personal option status schedule outlining the current options that you currently have that are eligible for this exchange. The options that are eligible for this Exchange Offer are those that were granted under either the Symmetricom 1999 Employee Stock Option Plan or the Datum, Inc. 1994 Incentive Stock Plan.

The number of shares of restricted stock you will receive will vary based on the exercise price of the eligible options you exchange. The Exchange Offer is being made upon the terms and subject to the conditions of the attached Offer to Exchange and Election to Exchange form. These documents contain detailed information about the program, including the vesting schedule for the restricted stock that you will receive and a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the program and the terms of the restricted stock that you will be eligible to receive if you decide to participate.

The Exchange Offer is a voluntary program. We make no recommendation as to whether you should elect to exchange your options. Each employee must make his or her own decision. If you have any questions about the program, please call Bill Dee, Vice President, Controller at (408) 428-7952 or Rekha Nandakumar at (408) 428-7948 or send an email tenderoffer@symmetricom.com.

Sincerely,

/s/ THOMAS W. STEIPP
Thomas W. Steipp President and Chief Executive Officer

OFFER TO EXCHANGE OPTIONS FOR RESTRICTED STOCK

PROCEDURES

All Employees

•	Read through attached documents so you may make a decision on whether or not you will tender your Options.

Employees NOT Tendering Any Options for Restricted Stock

•	You do not need to do anything. No form is required to be sent in.

Employees Choosing to Tender Options for Restricted Stock

1.    After reading all the enclosed documents, indicate on the Election to Exchange Form your election to tender.

2.    Sign and date the Election to Exchange Form.

3.    Determine whether you want to recognize ordinary income at the time of the Restricted Stock grant. If you decide to recognize income tax at the time of grant, you must complete and file the enclosed Section 83(b) election.

4.    Mail the Election to Exchange Form to us at 2300 Orchard Parkway, San Jose, California 95131-1017, attention Bill Dee, Vice President, Controller. You may also fax the Election Form to Bill Dee at (408) 876-6409.

5.    All Forms must be RECEIVED by us before 9:01 P.M., Pacific Time, June 24, 2003, unless the offer is extended.

6.    An email acknowledging receipt of your Election to Exchange Form will be sent within five (5) business days of receipt by us.

7.    If you do not receive an acknowledgment of receipt, contact Bill Dee at (408) 428-7952 or Rekha Nandakumar at (408) 428-7948 or send an email to tenderoffer@symmetricom.com.

8.    Any changes you would like to make to your Election to Exchange Form must be received by us prior to the established deadline.

9.    Any questions you have regarding the right to tender can be directed to Bill Dee at (408) 428-7952 or Rekha Nandakumar at (408) 428-7948 or send an email to tenderoffer@symmetricom.com.